SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2022

Commission file number: 001-35223

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BioLineRx Ltd.
(Translation of registrant’s name into English)

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2 HaMa’ayan Street
Modi’in 7177871, Israel
 (Address of Principal Executive Offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

Further to its Current Report on Form 6-K dated May 27, 2022, the registrant announces the following results of its Annual General Meeting of Shareholders (the “Meeting”) which was held on July 3, 2022, at 3:00 p.m. (Israel time):

In respect of Proposal 1 – The required majority of shareholders who participated in the Meeting voted in favor of the re-election of the following persons to the Board of Directors, each to serve until the next annual general meeting of shareholders: Aharon Schwartz, Michael Anghel, B.J. Bormann, Raphael Hofstein and Sandra Panem.

In respect of Proposal 2 – The required majority of shareholders who participated in the Meeting voted in favor of the election of Rami Dar to the Board of Directors for a three-year term as external director, commencing as of July 6, 2022, and to approve the grant of options to him.

In respect of Proposal 3 – The required majority of shareholders who participated in the Meeting voted in favor of the re-election of Dr. Avraham Molcho to the Board of Directors for a three-year term as external director, commencing as of July 6, 2022, and to approve the grant of options to him.

In respect of Proposal 4 – The required majority of shareholders who participated in the Meeting voted in favor of a new Compensation Policy for Executives and Directors in the form attached to the proxy statement provided to shareholders.

In respect of Proposal 5 – The required majority of shareholders who participated in the Meeting voted in favor of the proposed increase in the cash compensation of the directors.

In respect of Proposal 6 – The required majority of shareholders who participated in the Meeting voted in favor of the grant of options to each of the non-external directors.

In respect of Proposal 7 – The proposal regarding the equity compensation of Philip Serlin, the Company’s Chief Executive Officer, was not approved by the shareholders.

In respect of Proposal 8 – The required majority of shareholders who participated in the Meeting voted to approve an increase in the number of the Company’s authorized ordinary shares and authorized share capital, and to amend the Articles of Association of the Company to reflect such increase.

In respect of Proposal 9 – The required majority of shareholders who participated in the Meeting voted in favor of the appointment of Kesselman & Kesselman, Certified Public Accountants (Isr.), a member firm of PricewaterhouseCoopers International Limited, as the Company’s independent registered public accounting firm for the year ending December 31, 2022 and authorizing the Audit Committee of the Board of Directors to fix the compensation of said auditors in accordance with the scope and nature of their services.

This Form 6-K is hereby incorporated by reference into all effective registration statements filed by the registrant under the Securities Act of 1933.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BioLineRx Ltd.
By:	/s/ Philip A. Serlin
Philip A. Serlin
Chief Executive Officer

Dated: July 5, 2022